6620 West Broad Street Richmond, VA 23230 www.genworth.com

June 29, 2011

VIA FedEx and EDGAR

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 First Street, NE

Washington, DC 20549

Re:	Genworth Financial, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2010

Filed February 25, 2011

File No. 001-32195

Dear Mr. Rosenberg:

Reference is made to the letter dated June 16, 2011 to Genworth Financial, Inc. (“Genworth” or “we”) setting forth the Staff’s comments on the above-referenced document (the “Comment Letter”). We are submitting this letter in response to the Staff’s Comment Letter. The headings and numbered paragraphs in this letter correspond to the original headings and numbered paragraphs in the Comment Letter. For ease of reference, we have repeated the Staff’s comments before each of our responses.

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

4. Investments, page 212

1.	Please refer to your response to comment 3 and specifically the disclosure related to your Structured Securities. You disclose that of the $732 million of unrealized losses related to structured securities that have been in an unrealized loss position for 12 months or more and were more than 20% below cost, $196 million related to other-than-temporarily-impaired securities. Your table indicates that $547 million of the $732 million are securities that are below investment grade. Please provide us additional information to address the following:

Mr. Jim B. Rosenberg

June 29, 2011

•

You state that based on your evaluation, the present value of expected cash flows was greater than or equal to the amortized cost of your structured securities. Please clarify that you are assessing impairment at the individual securities level pursuant to ASC 320-10-35-20.

•

Please clarify how you evaluated the factors in ASC 320-10-35-33F in determining if a credit loss exists. It is unclear how you considered the length of time and extent to which the fair value has been below amortized cost, any adverse conditions related to the security, failure of the issuer to make scheduled payments and declines in value after the balance sheet date.

•	Please clarify how you evaluated the factors in ASC 320-10-35-33G in determining the collectability of a security. Particularly, it is unclear how the financial condition of the issuer was considered.

In our evaluation of impairment for available-for-sale securities, we perform an analysis at the individual security level in accordance with ASC 320-10-35-20. Accordingly, we will modify our disclosures where we are referencing our evaluation to provide additional clarity that we are performing our evaluation on each individual security.

We consider the factors in ASC 320-10-35-33F and ASC 320-10-35-33-G in our evaluation of impairment for structured securities. While certain of these factors may have been implied in our disclosures previously, we will modify our disclosures to ensure our consideration of these factors are explicitly described and we will include how those factors may have impacted our determination of expected cash flows.

As described above, we will modify our disclosures (underline indicates additions, ~~strikeouts~~ represent deletions) for structured securities that were in an unrealized loss position for 12 months or more and were more than 20% below cost, beginning in our Quarterly Report on Form 10-Q for the period ending June 30, 2011 as follows:

“…Structured Securities

Of the $732 million of unrealized losses related to structured securities that have been in an unrealized loss position for 12 months or more and were more than 20% below cost, $196 million related to other-than-temporarily-impaired securities where the unrealized losses represented the non-credit portion of the impairment. The extent and duration of the unrealized loss position on our structured securities is due to the ~~Given~~ ongoing concern and uncertainty about the residential and commercial real estate market and unemployment, ~~the fair value of these structured securities has declined due to~~ resulting in credit spreads that have widened since acquisition. Additionally, the fair value of certain structured securities has been significantly impacted from high risk premiums being incorporated into the valuation as a result of the amount of potential losses that may be absorbed by the security in the event of additional deterioration in the housing market.

Mr. Jim B. Rosenberg

June 29, 2011

In our evaluation of each of these individual securities, we considered the length of time each security had been in an unrealized loss position, the extent of the unrealized loss position, any significant declines in fair value subsequent to the balance sheet date and expected performance. The primary factor in our evaluation of impairment is the expected performance for each of these securities. Our evaluation of expected performance is based on the historical performance of the associated securitization trust as well as the historical ~~We examined the~~ performance of the underlying collateral. ~~,which included an evaluation of the~~ Our examination of the historical performance of the securitization trust included consideration of the following factors for each class of securities issued by the trust: i) the payment history, including failure to make schedule payments; ii) current payment status; iii) current and historical outstanding balances; iv) current levels of subordination and losses incurred to-date; and v) characteristics of the underlying collateral. Our examination of the historical performance of the underlying collateral included: i) historical default rates, delinquency rates, voluntary and involuntary prepayments and severity of losses, including recent trends in this information; ii) current payment status; ~~default and delinquency rates, severity of losses incurred to date,~~ iii) loan to collateral value ratios, as applicable,~~, current levels of subordination,~~; iv) vintage; and v) other underlying characteristics such as current financial condition ~~of the assets~~.

We used ~~this information~~ our assessment of the historical performance of both the securitization trust and the underlying collateral for each security, along with third-party sources, when available, to develop our best estimate of cash flows expected to be collected. ~~by projecting~~These estimates reflect projections for future delinquencies, prepayments, defaults and losses for the assets that collateralize the securitization trust ~~supporting our securities~~ and are used to determine the ~~present value of~~ expected cash flows for our security, based on the payment structure of the trust. Our projection of expected cash flows is primarily based on the expected performance of the underlying assets that collateralize the securitization trust and is not directly impacted by the rating of our security. While we consider the rating of the security as an indicator of the financial condition of the issuer, this factor does not have a significant impact on our expected cash flows for each security. In limited circumstances, our expected cash flows include expected payments from reliable financial guarantors where we believe the financial guarantor will have sufficient assets to pay claims under the financial guarantee when the cash flows from the securitization trust are not sufficient to make scheduled payments. We then discount the expected cash flows of each security using the current yield to determine the present value of expected cash flows.

Based on this evaluation, the present value of expected cash flows was greater than or equal to the amortized cost for each ~~of these~~ security~~ies~~. Accordingly, we determined that the unrealized losses on each of our mortgage-backed and asset-backed securities represented temporary impairments as of December 31, 2010.

Despite the considerable analysis and rigor employed on our structured securities, it is at least reasonably possible that the underlying collateral of these investments will perform worse than current market expectations. Such events may lead to adverse

Mr. Jim B. Rosenberg

June 29, 2011

changes in cash flows on our holdings of mortgage-backed and asset-backed securities and future write-downs within our portfolio of mortgage-backed and asset-backed securities.”

*  *  *  *  *

We acknowledge the following:

•	Genworth is responsible for the adequacy and accuracy of the disclosure in its filings;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to Genworth’s filings; and
•	Genworth may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the opportunity to work with the Staff to continue to enhance our financial disclosures. Should you have any questions regarding our responses, please contact Patrick B. Kelleher at (804) 662-2411 or Amy R. Corbin at (804) 662-2685.

Sincerely,

/s/ Patrick B. Kelleher	/s/ Amy R. Corbin
Patrick B. Kelleher	Amy R. Corbin
Executive Vice President	Vice President and Controller
—Genworth	(Principal Accounting Officer)

cc:	James Peklenk, Staff Accountant, U.S. Securities and Exchange Commission

Mary Mast, Senior Accountant, U.S. Securities and Exchange Commission

Michael D. Fraizer, Chairman, President and Chief Executive Officer, Genworth Financial, Inc.

Martin B. Klein, Senior Vice President—Chief Financial Officer, Genworth Financial, Inc.